EXHIBIT 12.1

BOARDWALK PIPELINE PARTNERS, LP

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Millions, except ratios)

	For the Nine Months Ended September 30,				For the Year Ended December 31,
	2015		2014		2014		2013		2012		2011		2010
Earnings:
Income before income taxes	$156.8		$110.3		$147.2		$250.7		$306.5		$217.4		$289.9
Equity Losses in unconsolidated affiliates	—		86.9		86.5		1.2		—		—		—
Net loss attributable to noncontrolling interest	—		9.2		9.2		3.5		—		—		—
Amortization of capitalized interest	2.8		2.6		3.5		3.4		3.3		3.3		3.2
Fixed charges	141.1		132.8		179.4		176.0		178.4		179.8		160.2
Capitalized interest	(1.7)		(6.2)		(6.8)		(6.4)		(4.6)		(1.9)		(4.1)

Total earnings	$299.0		$335.6		$419.0		$428.4		$483.6		$398.6		$449.2

Fixed Charges:
Interest expense, net of capitalized interest	$134.6		$121.2		$165.7		$163.5		$168.6		$173.1		$151.1
Capitalized interest	1.7		6.2		6.8		6.4		4.6		1.9		4.1
Implicit interest in rents	4.8		5.4		6.9		6.1		5.2		4.8		5.0

Total fixed charges	$141.1		$132.8		$179.4		$176.0		$178.4		$179.8		$160.2

Ratio of earnings to fixed charges	2.12	x	2.53	x	2.34	x	2.43	x	2.71	x	2.22	x	2.80	x

For purposes of calculating the ratio of consolidated earnings to fixed charges:

“earnings” is the aggregate of the following items: pre-tax income or loss from continuing operations before adjustment for income or loss from equity investees; plus fixed charges; plus amortization of capitalized interest; less capitalized interest and noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges; and

“fixed charges” means the sum of the following: interest expensed and capitalized; amortized premiums, discounts and capitalized expenses related to indebtedness; and an estimate of the interest within rental expense. Fixed charges are not reduced by any allowance for funds used during construction.